Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  -  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  -  FAX  (626) 585-5929

May 7, 2018

To the Shareholders of

Hines Global REIT, Inc.

RE:NOTIFICATION OF OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC and Everest REIT Investors III, LLC are offering to purchase 13,660,000 common shares (the "Shares"), in Hines Global REIT, Inc. (the "Corporation"), for cash in the amount of $6.50 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated May 7, 2018, and the related Transfer Agreement (together, the “Offer”). Investors should consider the following:

•Our offer represents the only third-party offer for your Shares of which we are aware. Our offer also avoids the payment of commissions, which often exceed 5% of the sale price in secondary market sales.

•There is no public market for the Shares, and no public market is expected to develop. If you do not sell, you should be prepared to hold the Shares indefinitely.

•Our offer provides the opportunity to GET CASH for your Shares PROMPTLY AND EASILY. The Corporation reported that its share redemption program was oversubscribed in January and February 2018, so redemption requests were prorated. A plan of liquidation, if approved, may take up to two years to be completed.

By selling your Shares, you receive a guaranteed current price for your Shares. The Corporation last estimated its value per Share at $9.04 as of December 31, 2017, but also states that such estimate is not the value of the Shares according to GAAP, or the liquidation value, or the price the Shares would receive in public trading. The Corporation filed a preliminary proxy statement in which it estimated net proceeds from a liquidation could range from $8.83 to $9.83 per Share, but also stated that no assurances can be given as to the availability, timing or amount of any such distributions.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: www.everestreitinvestors.com; or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to offers@everestreitinvestors.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 9:00 pm Pacific Time on June 18, 2018.

Very truly yours,

Everest REIT Investors I, LLC

Everest REIT Investors III, LLC